EXHIBIT 99.1

Westport Reports First Quarter 2026 Financial Results

~Strong demand for the LNG HPDI trucks drives significant Q1 revenue growth for Cespira; Showcasing the high-pressure CNG storage solution at ACT Expo a defining step towards the North American market ~

VANCOUVER, British Columbia, May 14, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq:WPRT) today reported financial results for the first quarter ended March 31, 2026, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

“We are seeing continued momentum in our Cespira joint venture with Volvo Group reflected in a 33% increase in revenue compared to the same quarter in 2025. This performance, includes incremental volumes delivered to a second OEM for a truck trial, is becoming increasingly material to our overall results and reinforces the growing market acceptance of Cespira’s HPDI™ fuel system technology. Favorable LNG pricing dynamics in Europe and other existing markets are also supporting increased demand, providing a solid foundation for continued growth through 2026.

The European LNG heavy-duty truck market is anticipated to show strong annual growth. Cognitive Market Research highlights a 30% global LNG heavy-duty truck market share for Europe, and projects a 12.5% compound annual growth rate through 2031. Tightening emissions regulations, expanding LNG refueling infrastructure, strong fleet economics and technology improvements all reinforce the use of LNG for long-haul trucking in Europe.

At the same time, we are advancing our high-pressure CNG storage solutions into the North American market, as demonstrated by our participation at ACT Expo. As we showcased this platform, we demonstrated what sets us apart - not just innovation, but the ability to bring it to market where it matters most, and fleets and OEMs are starting to notice. It was clear from the volume of interactions this year compared to previous years that it is an exciting time for Westport. We are making clear steps forward in expanding our technology reach, where we see growing demand for high-performance, lower-emission alternatives. The show's success was a clear signal that we are advancing our high-pressure CNG storage solution into a North American market with real momentum, positioning Westport to capture long-term growth opportunities in the global heavy-duty transportation market.

Our High-Pressure Controls business is seeing momentum increasing following the opening of our expanded product development and manufacturing facility in Cambridge, Ontario and our new China Hydrogen Innovation Center and Manufacturing facility in Changzhou, China. We have demonstrated improved results for first quarter of 2026 with a 21% increase in revenue in this business, compared with the same period last year."

Dan Sceli, Chief Executive Officer

First Quarter 2026 Financial Highlights

  Revenues for the first quarter of 2026 decreased to $2.3 million compared to $7.3 million in the same quarter last year. As planned, our Heavy-Duty OEM segment ended its transitional service agreement with Cespira at the end of Q2 2025 resulting in reduction in revenue when comparing period over period.
  For the three months ended March 31, 2026, Cespira, our joint venture with Volvo Group, increased its revenue by $5.6 million or 33% compared to the prior year quarter. Cespira reduced its net loss by $4.6 million and reliance on funding from its partners in the quarter. Westport reduced its capital contributions to Cespira in the quarter from $4.7 million to $2.9 million.
  For the three months ended March 31, 2026, our High-Pressure Controls segment increased its revenue by $0.4 million or 21% compared to the prior year quarter.
  Net loss from continuing operations of $5.7 million for the quarter compared to a net loss from continuing operations of $5.3 million for the same quarter last year.
  Adjusted EBITDA1 of negative $4.9 million compared to nil for the same period in 2025. The increase in negative adjusted EBITDA was primarily driven by a decrease in gross profit, partially offset by lower operating expenditures and loss from investments accounted for by the equity method. Included in the prior year quarter's adjusted EBITDA was our discontinued operations' performance, which had a net profit of $2.8 million for the three months ended March 31, 2025.
  Cash and cash equivalents were $24.5 million for the quarter ended March 31, 2026. Cash used in operating activities was $3.3 million, primarily driven by operating losses in the quarter and changes in working capital. Cash provided by investing activities from continuing operations primarily consisted of proceeds received from holdback receivables, partially offset by capital contributions in Cespira of $2.9 million Cash used in financing activities from continuing operations was debt repayments of $1.0 million in the quarter.
  Long term debt, including the current portion, was $1.9 million as at March 31, 2026, compared to $2.9 million at December 31, 2025.

______________________

1 Adjusted earnings before interest, taxes and depreciation is a non-GAAP measure. Please refer to NON-GAAP FINANCIAL MEASURES in Westport’s Management Discussion and Analysis for the reconciliation.

CONSOLIDATED RESULTS
($ in thousands, except per share amounts)			Increase / (Decrease) %
	1Q26	1Q25
Revenues	$2,285	$7,323	(69)%
Gross Profit	516	1,535	(66)%
Gross Margin %(2)	23%	21%
Loss from Investments Accounted for by the Equity Method(1)	(1,381)	(3,884)	(60)%
Net Loss from Continuing Operations	(5,707)	(5,295)	(8)%
Net Income (Loss) from Discontinued Operations	—	2,844	100%
Net Loss	(5,707)	(2,451)	(133)%
Net Loss per Share - Basic & Diluted	$(0.33)	$(0.14)	(136)%
EBITDA(2)	$(6,034)	$(135)	(4,370)%
Adjusted EBITDA(2)	$(4,859)	$(7)	(69,314)%

(1) This includes income or loss from our investments in Cespira joint ventures.

(2) Gross margin, EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Segment Information

High-Pressure Controls

Revenue for the three months ended March 31, 2026 was $2.3 million, compared with $1.9 million for the three months ended March 31, 2025. The increase in revenue for the three months ended March 31, 2026 was primarily driven by higher service revenue in the quarter for product testing provided to an OEM customer. Product revenue was consistent compared to prior year quarter.

Gross profit was $0.5 million or 23% of revenue, for the three months ended March 31, 2026 compared to $0.5 million or 27% of revenue, for the three months ended March 31, 2025. Gross profit in the quarter was primarily driven by engineering service revenue. In the prior year quarter, the gross profit was primarily from products sold.

Heavy-Duty OEM

The segment's transitional service agreement with Cespira ended in Q2 2025 and, as a result, the segment did not have any sales activity in the quarter.

Selected Cespira Statements of Operations Data

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose selected Cespira financial information in our interim financial statements for the three months ended March 31, 2026.

The following table sets forth a summary of the financial results of Cespira for the three months ended March 31, 2026.

	Three months ended March 31,		Change
(in thousands of U.S. dollars)	2026	2025	$	%
Product revenue	$19,492	$13,200	$6,292	48%
Service revenue	2,757	3,476	(719)	(21)%
Total revenue	22,249	16,676	5,573	33%
Gross profit[1]	1,576	446	1,130	253%
Gross margin %	7%	3%
Research & development	1,480	3,089	(1,609)	(52)%
Selling, general, & administrative	2,523	2,989	(466)	(16)%
Operating loss	(2,589)	(7,108)	4,519	(64)%
Net loss	(2,521)	(7,108)	4,587	(65)%

(1)Gross margin are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Cespira's product revenue for the three months ended March 31, 2026 was $19.5 million compared to $13.2 million in the prior year quarter. The increase in revenue of 48% in the current quarter was primarily driven by higher volumes of systems sold compared to the prior year quarter.

Cespira's service revenue was $2.8 million for the quarter ended March 31, 2026 compared to $3.5 million in the prior year quarter. The decrease in service revenue in the current quarter was primarily driven by the milestones achieved. Service revenue allocated to project milestones are weighted differently across the phases of an engineering service revenue project. One of Cespira's significant long-term engineering service revenue project is expected to complete in Q4 2026 in advance of the anticipated launch of their Euro 7 product.

Gross profit was $1.6 million for the three months ended March 31, 2026., compared to $0.4 million for the three months ended March 31, 2025. The increase in gross profit was primarily driven by the increase in higher volumes of systems sold.

Cespira incurred losses of $2.5 million for the three months ended March 31, 2026. Cespira significantly reduced its operating loss compared to the prior year quarter by meaningfully increasing its product revenue and adjusting its cost base as it continues to grow and scale the business.

Liquidity and Going Concern

As at March 31, 2026, we had cash and cash equivalents of $24.5 million and long-term debt of $1.9 million from Export Development Canada ("EDC"), of which all is current.

Based on our projected capital expenditures, debt servicing obligations and operating requirements under our current business plan, we are projecting that our cash and cash equivalents will not be sufficient to fund our operations through the next twelve months from the date of the issuance of this MD&A. These conditions raise substantial doubt about Westport's ability continue as a going concern within one year after the date of this MD&A is issued.

Management is currently evaluating several different options to improve Westport's liquidity position, including raising funds from the public markets and borrowing debt or other financing alternatives. These plans are not final and are subject to market and other conditions not within our control. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, we concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.

Conference call

Westport has scheduled a conference call for Friday, May 15, 2026, at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call please register at https://register-conf.media-server.com/register/BI3e720c77c229442a996fb016347da48e

The live webcast of the conference call can be accessed through the Westport website at https://investors.westport.com/.

Participants may register up to 60 minutes before the event by clicking on the call link and completing the online registration form. Upon registration, the user will receive dial-in info and a unique PIN, along with an email confirming the details.

The webcast will be archived on Westport’s website at https://investors.westport.com.

Financial Statements and Management's Discussion and Analysis

To view Westport full financials for the first quarter ended March 31, 2026, please visit https://investors.westport.com/financials/

About Westport

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

GAAP and NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

Segment Information

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under U.S. GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to consolidated statement of operations can be found in section "Non-GAAP Measure & Reconciliations" within this this press release.

	Three months ended March 31, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$2,285	$22,249	$24,534
Cost of revenue	1,769	20,673	22,442
Gross profit	516	1,576	2,092
Operating expenses:
Research & development	948	1,480	2,428
General & administrative	551	2,262	2,813
Sales & marketing	95	261	356
Depreciation & amortization	85	874	959
	1,679	4,877	6,556
Add back: Depreciation & amortization	187	1,822	2,009
Segment EBITDA	$(976)	$(1,479)	$(2,455)

	Three months ended March 31, 2025
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$1,890	$5,433	$16,676	$23,999
Cost of revenue	1,377	4,411	16,230	22,018
Gross profit	513	1,022	446	1,981
Operating expenses:
Research & development	1,182	111	3,089	4,382
General & administrative	319	65	2,698	3,082
Sales & marketing	127	20	291	438
Depreciation & amortization	55	—	730	785
	1,683	196	6,808	8,687
Add back: Depreciation & amortization	140	—	1,620	1,760
Segment EBITDA	$(1,030)	$826	$(4,742)	$(4,946)

	Three months ended March 31, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$24,534	$22,249	$—	$2,285
Cost of revenue	22,442	20,673	—	1,769
Gross profit	2,092	1,576	—	516
Operating expenses:
Research & development	2,428	1,480	275	1,223
General & administrative	2,813	2,262	2,283	2,834
Sales & marketing	356	261	112	207
Depreciation & amortization	959	874	25	110
	6,556	4,877	2,695	4,374
Equity loss	—	—	(1,381)	(1,381)

	Three months ended March 31, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$23,999	$16,676	$—	$7,323
Cost of revenue	22,018	16,230	—	5,788
Gross profit	1,981	446	—	1,535
Operating expenses:
Research & development	4,382	3,089	—	1,293
General & administrative	3,082	2,698	2,289	2,673
Sales & marketing	438	291	296	443
Depreciation & amortization	785	730	52	107
	8,687	6,808	2,637	4,516
Equity loss	—	—	(3,884)	(3,884)

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended March 31,
	2026	2025
Total Segment EBITDA	$(2,455)	$(4,946)
Adjustments:
Depreciation & amortization	212	192
Cespira's Segment EBITDA	(1,479)	(4,742)
Loss on investments accounted for under the equity method	1,381	3,884
Corporate and unallocated operating expenses	2,670	2,585
Foreign exchange loss ( gain)	1,007	(1,203)
Interest on long-term debt	90	192
Interest and other income, net of bank charges	(742)	(649)
Loss before income taxes	$(5,594)	$(5,205)

Gross Profit and Gross Margin
(expressed in thousands of U.S. dollars)	1Q26	1Q25
Three months ended
Revenue	$2,285	$7,323
Less: Cost of revenue	1,769	5,788
Gross profit	516	1,535
Gross margin %	23%	21%

EBITDA and Adjusted EBITDA
(expressed in thousands of U.S. dollars)	1Q26	1Q25
Three months ended
Income (Loss) before income taxes	$(5,594)	$(1,872)
Interest expense (income), net	(652)	(193)
Depreciation and amortization	212	1,930
EBITDA	(6,034)	(135)
Stock based compensation	168	285
Unrealized foreign exchange (gain) loss	1,007	(456)
Severance costs	—	299
Adjusted EBITDA	$(4,859)	$(7)

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen) including testing to the HPDI fuel system, timing of engineering milestones and product launch schedules, scaling our alternative fuel-based solutions, our expectations for 2026 and beyond, including growth expectations, market growth and the demand for our products, the future success of our business and technology strategies, our ability to bolster our balance sheet, fund organic growth and raise additional capital as well as, a shift to operating as a smaller, more efficient organization. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, sufficiency of cash resources, industry and products, changes in business strategy, shifts in market demand, the general economy including impacts due to inflation, the effects of competition and pricing pressures, conditions of and access to the capital and debt markets, solvency, governmental policies, trade restrictions or other changes to international trade agreements, sanctions and regulation including the imposition of tariffs, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint venture, the availability and price of natural gas, new environmental regulations, the acceptance of and shift to natural gas and hydrogen vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, supply chain disruptions, commodity price expectations as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent annual report, Form 20-F and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Westport Investor Relations
T: +1 604-718-2046

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
March 31, 2026 and December 31, 2025

	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$24,503	$27,158
Accounts receivable	3,525	10,177
Inventories	2,982	3,037
Prepaid expenses	1,049	1,182
Total current assets	32,059	41,554
Long-term investments	43,135	42,714
Property, plant and equipment	5,794	5,605
Operating lease right-of-use assets	1,647	1,756
Other long-term assets	2,426	2,380
Total assets	$85,061	$94,009
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$15,947	$17,933
Current portion of operating lease liabilities	709	493
Current portion of long-term debt	1,948	2,924
Current portion of warranty liability	260	199
Total current liabilities	18,864	21,549
Long-term operating lease liabilities	1,006	1,292
Warranty liability	918	966
Other long-term liabilities	1,389	1,389
Total liabilities	22,177	25,196
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
17,395,734 (2025 - 17,351,005) common shares issued and outstanding	1,247,059	1,246,793
Other equity instruments	8,788	8,968
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,163,608)	(1,157,901)
Accumulated other comprehensive loss	(40,871)	(40,563)
Total shareholders' equity	62,884	68,813
Total liabilities and shareholders' equity	$85,061	$94,009

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
 Three months ended March 31, 2026 and 2025

	Three months ended March 31,
	2026	2025
Revenue	$2,285	$7,323
Cost of revenue	1,769	5,788
Gross profit	516	1,535
Operating expenses:
Research and development	1,223	1,293
General and administrative	2,834	2,673
Sales and marketing	207	443
Foreign exchange loss (gain)	1,007	(1,203)
Depreciation and amortization	110	107
	5,381	3,313
Loss from continuing operations	(4,865)	(1,778)

Loss from investments accounted for by the equity method	(1,381)	(3,884)
Interest on long-term debt	(90)	(192)
Interest and other income, net of bank charges	742	649
Loss before income taxes	(5,594)	(5,205)
Income tax expense	113	90
Net loss from continuing operations	(5,707)	(5,295)
Net income from discontinued operations	—	2,844
Net loss for the period	(5,707)	(2,451)
Other comprehensive income (loss):
Cumulative translation adjustment	1,874	3,641
Ownership share of equity method investments' other comprehensive loss	(2,182)	$(829)
	(308)	2,812
Comprehensive (loss) income	$(6,015)	$361

Net income (loss) per share:
From continuing operations - basic	$(0.33)	$(0.31)
From discontinued operations - basic	$—	0.16
From continuing operations - diluted	$(0.33)	$(0.31)
From discontinued operations - diluted	$—	$0.16
Net loss per share	$(0.33)	$(0.14)
Weighted average common shares outstanding:
Basic and diluted	17,394,594	17,322,681

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
 Three months ended March 31, 2026 and 2025

	Three months ended March 31,
	2026	2025
Operating activities:
Net loss for the period from continuing operations	$(5,707)	$(5,295)
Adjustments to reconcile net income (loss) to net cash used in continuing operating activities:
Depreciation and amortization	212	192
Stock-based compensation expense	86	178
Unrealized foreign exchange loss (gain)	1,007	(1,203)
Deferred income tax (recovery)	—	(3)
Loss from investments accounted for by the equity method	1,381	3,884
Interest on long-term debt	24	22
Change in inventory write-downs	—	(30)
Change in bad debt expense	(12)	—
Net cash used before working capital changes	(3,009)	(2,255)

Changes in working capital:
Accounts receivable	898	(164)
Inventories	38	(2,109)
Prepaid expenses	26	320
Accounts payable and accrued liabilities	(1,322)	(4,296)
Warranty liability	31	(87)
Net cash used in operating activities from continuing operations	(3,338)	(8,591)
Net cash provided by operating activities from discontinued operations	—	3,682
Investing activities:
Purchase of property, plant and equipment	(432)	(573)
Proceeds from holdback receivable	5,844	10,450
Capital contributions to investments accounted for by the equity method	(2,852)	(4,686)
Net cash provided by investing activities from continuing operations	2,560	5,191
Net cash used in investing activities from discontinued operations	—	(2,487)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(1,000)	(1,000)
Net cash used in financing activities from continuing operations	(1,000)	(1,000)
Net cash used in financing activities from discontinued operations	—	(2,918)
Effect of foreign exchange on cash and cash equivalents	(877)	1,114
Net decrease in cash and cash equivalents	(2,655)	(5,009)
Cash and cash equivalents, beginning of period (including restricted cash)	27,158	37,646
Cash and cash equivalents, end of period (including restricted cash)	$24,503	$32,637
Less: cash and cash equivalents from discontinued operations, end of period (including restricted cash)	$—	$16,982
Cash and cash equivalents from continuing operations, end of period (including restricted cash)	$24,503	$15,655